Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

January 21, 2012

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 60,702,947

WESTERN WIND CLOSES $3.1 MILLION PRIVATE PLACEMENT

Vancouver, BC – Western Wind Energy Corp. (the “Company”) is pleased to announce that, further to its news release dated January 11, 2012, it has closed a non-brokered private placement of 1,550,000 Units at a price of $2.00 per Unit for gross proceeds of $3,100,000. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $2.00 per share until January 20, 2014. The securities are subject to a hold period which expires on May 21, 2012.

In connection with the offering, the Company paid PI Financial Corp. (“PI”) a finder’s fee of $217,000 in cash and issued to PI 108,500 share purchase warrants (the “Finder’s Warrants”). Each Finder’s Warrant entitles the holder to purchase one common share of the Company (the “Finder’s Warrant Share”) at a price of $2.00 per share until January 20, 2014. The Finder’s Warrants have the same terms as the Units and are also subject to a hold period which expires on May 21, 2011.

The Company will use the net proceeds to continue development on its Yabucoa Project located in Puerto Rico, for potential future acquisitions and for general working capital.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSXV: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the TSX Venture Exchange under the symbol “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 165.5 MW of rated solar and wind capacity either in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilites. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.